UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-34873

ChinaCache International Holdings Ltd.

Section A, Building 3, Dian Tong Creative Square
No. 7 Jiuxianqiao North Road, Chaoyang District
Beijing, 100015
The People’s Republic of China

+86 10 6437 3399

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ChinaCache Director Resignation

ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of internet content and application delivery services in China, today announced that Mr. Michael Ricks had resigned as a director on the board of directors of ChinaCache.  Mr. Ricks’s resignation was not due to any disagreement with ChinaCache regarding its business, finance, accounting and/or any other affairs.  The Company has no current plans to appoint a new director in place of Mr. Ricks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChinaCache International Holdings Ltd.

By	:	/s/Song Wang
Name:	:	Song Wang
Title:	:	Chairman and Chief Executive Officer

Date:  July 21, 2016

[Signature Page to Form 6-K]